Exhibit 99.1

HANCOCK JAFFE LABORATORIES, INC.

On March 12, 2019, Hancock Jaffe Laboratories, Inc. (the “Company”) completed a private placement offering (“Offering”) of the Company’s common stock to accredited investors selling 2,360,051 shares at a price per share of $1.15 raising $2,714,000 of gross proceeds and $2,326,176 of net proceeds after giving effect to estimated offering fees and expenses of $387,824. In taking account the net proceeds received by the Company from this Offering, the Company believes that the unaudited Company’s cash and stockholders’ equity as of March 12, 2019 are as follows:

Cash and cash equivalents	$3,282,919
Restricted cash	810,055
Total Stockholders’ Equity	3,330,775